

December 13, 2010

Christian Negri
President and Treasurer
Forgehouse, Inc.
1906 Berkeley Avenue
Los Angeles, CA 90026

> **Re:** **Forgehouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 14, 2010**
> **File No. 000-51465**

Dear Mr. Negri:

We have reviewed your filing and have the following comments. Please respond to this letter within 10 business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Statements of Operations, page 19

1. The debt restructurings in each of 2009 and 2008 do not appear to meet the criteria in Accounting Standards Codification 225-20 to be reported as extraordinary items. Moreover, it appears from disclosures in your filing that the debt that was restructured and its associated interest were solely attributed to the business that was discontinued. Accordingly, it appears that the gain on the debt restructurings should be reported within discontinued operations. Please advise.

Statements of Cash Flows, page 22

2. The presentation of cash flows of operating activities is not clear. First, it appears that "gain on debt restructure" in each year is presented net of taxes and it should be presented on a gross basis. Second, it appears that the direction of the amounts presented for "gain on debt restructure" and "loss from discontinued operations" is opposite from that typically expected. That is, gains are generally deductive rather than additive, and losses are generally additive rather than deductive. Third, the reconciliation presented in the operating activities section is net income or loss to cash provided/used by operating, pursuant to ASC 230-10-45. No provision exists for presenting a subtotal therein for "loss from continuing operations."

Fourth, it is not clear how the "adjustments to reconcile net income (loss) to net cash (used in) operating activities" contribute to arriving at "cash used in operating activities." Fifth, the basis for the amounts presented for cash from (used in) operating activities – continuing operations" in each year is not clear, especially relative to amounts presented in the statements of operations for continuing operations. In particular, it is not clear from amounts presented in the statement of operations for 2009 how cash is generated by continuing operations and in the amount reported for 2009. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief